Filed Pursuant to Rule 433
Registration No. 333-213335-06

Entergy Arkansas, LLC

$350,000,000
First Mortgage Bonds,
4.20% Series due April 1, 2049

Final Terms and Conditions

March 13, 2019

Issuer:	Entergy Arkansas, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	March 13, 2019

Settlement Date (T+4) (2):	March 19, 2019

Principal Amount:	$350,000,000

Interest Rate:	4.20%

Interest Payment Dates:	April 1 and October 1 of each year

First Interest Payment Date:	October 1, 2019

Final Maturity Date:	April 1, 2049

Optional Redemption Terms:	Make-whole call at any time prior to October 1, 2048 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	3.375% due November 15, 2048

Spread to Benchmark Treasury:	123 bps

Benchmark Treasury Price:	107-07+

Benchmark Treasury Yield:	3.005%

Re-offer Yield:	4.235%

Price to Public:	99.407% of the principal amount

Net Proceeds Before Expenses:	$344,862,000

CUSIP / ISIN:	29366M AA6 / US29366MAA62

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Stephens Inc. U.S. Bancorp Investments, Inc.

Co-Manager:	Mischler Financial Group, Inc.
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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about March 19, 2019, which will be the fourth business day (T+4) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds on the date hereof or the next succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date hereof or the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533, (iii) Stephens Inc. toll-free at 1-800-643-9691 or (iv) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.